UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 7, 2018

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

MATERIAL FACT

LATAM Airlines Group S.A

SECURITIES REGISTRY N° 306

Santiago, May 7th 2018

Mr.

Joaquín Cortez Huerta

Superintendent

Financial Market Commission

1449 Av. Libertador Bernardo O´Higgins, 12th floor

Present

Re: Material fact report

Dear Mr. Superintendent:

In accordance with the provisions of Article 9 and 10 of the Securities Market Law and General Rule No. 30, duly authorized, the following material fact regarding LATAM Airlines Group S.A. (“LATAM Airlines”), Securities Registration No. 306, reports the following:

With this date, LATAM Airlines and its subsidiaries Inversiones LAN S.A. and LAN Pax Group S.A. (collectively, the "Sellers"), sold, assigned and transferred to the Spanish companies Acciona Airport Services, S.A. and Acciona Aeropuertos, S.L. (collectively, the "Buyers") 100% of their shares (the "Shares") in the subsidiary that develops the ground handling business at the Santiago airport, Andes Aiport Services S.A.

The aforementioned transaction is framed within the commitments assumed by the Sellers and the Buyers under the purchase and sale contract of shares called Shares Purchase Agreement dated October 4, 2017, which was informed to the Superintendency of Securities and Insurance as a material fact of that same date.

The purchase price is the amount of $ 24,300 million Chilean pesos, which may be adjusted according to variations in net debt and working capital at the date of closing.

Finally, we inform you that the operation reported in the present Material Fact will have a positive effect in the order of USD$ 25 million in the results of the Company.

Sincerely,

Juan Carlos Menció

Senior Vice President of Legal Affairs

LATAM Airlines Group S.A.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2018	LATAM AIRLINES GROUP S.A.

	By:	/s/ Juan Carlos Menció
	Name:	Juan Carlos Menció
	Title:	Senior Vice President of Legal Affairs